Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-248923), of our report dated March 16, 2020, (which includes an explanatory paragraph relating to Hennessy Capital Acquisition Corp. IV’s ability to continue as a going concern) relating to the balance sheets of Hennessy Capital Acquisition Corp. IV as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2019 and for the period from August 6, 2018 (inception) through December 31, 2018, and to the reference to our Firm under the caption “Experts” in the Registration Statement.

/s/ WithumSmith+Brown, PC

New York, New York
November 25, 2020